UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 20, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

20 March 2013

CSR plc

(the “Company”)

Dealing by Persons Discharging Managerial Responsibility

Announcement of the vesting of shares pursuant to the CSR Share Award Plan and disposal of ordinary shares of the Company

The Company announces that on 15 March 2013 share awards at a price per share of £0.001 granted pursuant to the rules of the CSR Share Award Plan vested to each of the directors named in the table below. Subsequent to the vesting, on 19 March 2013, the directors respectively sold ordinary shares in the Company at a price per share of £4.6879 as summarised in the table.

Separately, on 18 March 2013, Mr van Beurden, sold 45,000 ordinary shares at a price per share of £4.7120.

The respective holdings of each of the directors, in the ordinary shares in the Company immediately prior to and following the disposals are stated in the table below.

Name	Share Awards Vesting	Share Awards Sold	Shares sold from existing shareholding in the Company	Holding prior to the sales of shares	Holding after the sales
J. van Beurden, (CEO)	163,766	163,766	45,000	217,234	172,234
W. Gardiner, (CFO)	123,480	123,480	—	180,506	180,506
C. Ladas, (Operations Director)	43,909	43,909	—	86,234	86,234
Total	331,155	331,155	45,000	483,974	438,974

ENDS

20 March 2013

CSR plc

(the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of shares under

respectively the CSR Employee Share Purchase Plan and the CSR Share Award Plan

and disposal of ordinary shares of the Company

The Company announces the following transactions in the ordinary shares of the Company by Mr Adam Dolinko, a PDMR.

On 15 March 2013, 2,008 ordinary shares in the Company were allotted to Mr Dolinko in connection with a vesting of shares under the rules of the CSR Employee Share Purchase Plan, which operates for US employees. Mr Dolinko retained all of these shares.

On 15 March 2013, 18,336 ordinary shares were allotted to Mr Dolinko at par value £0.001 per ordinary share pursuant to the rules of the CSR Share Award Plan. Separately on 19 March 2013, Mr Dolinko sold 8,089 ordinary shares in the Company at a price of £4.6879 to satisfy tax arising on vesting.

The table below summarises each of these transactions and Mr Dolinko’s holding which, after the respective transactions has increased to 102,833 ordinary shares in the Company.

Name	Shares allotted under the CSR Employee Share Purchase Plan	Holding after the ESPP allotment	Share Awards Vesting at £0.001 per share	Share Awards Sold at a price of £4.6879 per share	Net increase in holding after the disposal	Holding after the transactions
Mr ADolinko	2,008	92,586	18,336	8,089	10,247	102,833

ENDS

20 March 2013

CSR plc

(the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of shares pursuant to the CSR Share Award Plan and disposal of ordinary shares of the Company

The Company announces that on 15 March 2013, 15,353 ordinary shares were allotted to Mr Anthony Murray at a price per share of £0.001 pursuant to the rules of the CSR Share Award Plan. Subsequently on 19 March 2013, as set out in the table below, Mr Murray sold all of the shares at a price per share of £4.6879.

The holding of Mr Murray, in the ordinary shares in the Company, following the disposal remains unchanged at 35,750 ordinary shares.

Name	Share Awards Vesting at £0.001 per share	Share Awards Sold at a price of £4.6879 per share	Holding prior to the sales of shares	Holding after the sales
Mr A Murray	15,353	15,353	35,750	35,750

ENDS